Exhibit 21.1

Vera Bradley, Inc.

Subsidiaries

Subsidiary	State of Incorporation / Formation
Vera Bradley Designs, Inc.	Indiana
Vera Bradley International, LLC	Indiana
Vera Bradley Sales, LLC	Indiana
Vera Bradley Handbag Design (Dongguan) Co., Ltd.	The People’s Republic of China
Vera Bradley (Japan) K.K.	Japan